Mail Stop 3561

March 10, 2010

E.V. Bonner, Jr., Esq.
Executive Vice President & General Counsel
Susser Holdings Corporation
4525 Ayers Street
Corpus Christi, Texas 78415

> **Re: Susser Holdings Corporation, and co-registrants**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed December 15, 2009**
> **File No. 333-162851 to -21**
> **Correspondence Dated February 18, 2010 Regarding**
> **Form 10-K for Year Ended December 28, 2008**
> **Filed March 13, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 17, 2009**
> **File No. 1-33084**

Dear Mr. Bonner:

We have reviewed your letter dated February 18, 2010 in response to our comment letter dated February 3, 2010 and have the following comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree with the comment, we will consider your explanation as to why our comment is inapplicable or unnecessary. Please be as detailed as necessary in your explanation. In some aspects of our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 28, 2008

Business Combinations and Intangible Assets Including Goodwill, page 46

1. We note your response to comment one of our letter dated February 3, 2010. We note that your current market capitalization is approximately $144 million as of the

beginning of March 2010. Also, it was noted in your 2009 fourth quarter and full year earnings release that you remain cautious in your capital spending until you see signs of a sustained economy. However, it appears that your goodwill impairment test is premised on a significant recovery in your business in fiscal 2010.

Please address the following:

- You assume significant increases in your revenue estimates for 2010 as compared to actual fiscal 2009 results. Further, your stock has declined approximately 30% since your last goodwill impairment test, which could indicate market expectations of less than a robust recovery in fiscal 2010 than your assumptions suggest. Please advise us in detail regarding your basis for assuming a robust recovery in 2010 given the negative performance of your stock and your cautionary 2009 fourth quarter earnings release.

- Your calculated control premium at fiscal year end of 2009 is significantly above your implied control premium, which was 49.8% as of the first day of the fourth quarter, as well as the average control premiums paid in 2009. Explain to us your basis that the control premium at year end fiscal 2009 is reasonable in light of the average premiums paid for 2009 acquisitions were 34.3%.

- As noted, there has been a significant decline in the market value of your common stock. When a substantial decline occurs you should evaluate and examine the underlying reasons, and the length of time the market price has been depressed, to determine whether the depressed stock price is indicative of the existence of any of the events specified in ASC 350-20-35-30. You indicate in your response that you are unaware of any specific events or circumstances that would represent an indicator of impairment hence you did not perform an interim assessment. In this regard, it appears your stock value has been depressed since the end of the fourth quarter. Tell us whether you are aware of any other reason(s) for your stock price not recovering to levels consistent with reasonable control premiums.

- You indicate the adjusted EBITDA multiple used in the market valuation was calculated by applying a control premium to your market capitalization at September 28, 2009. Our calculations indicate you applied a 35% control premium to the comparable companies' market capitalizations to arrive at your adjusted EBITDA multiple. Therefore, we are uncertain how you continue to support the reasonableness of your calculated control premium as of the last day of fiscal 2009 given your use of a 35% control premium in your enterprise valuation. Please explain.

- Refer to the final paragraph of your last response. Please discuss in your next filing why you concluded that your depressed market capitalization was not indicative that an impairment indicator had occurred. Further tell us, and clarify in the proposed disclosures, why you believe the decrease in your common stock market price is temporary. Please also provide cautionary disclosure as to the impact on your impairment assessment if the temporary decline does not substantially reverse by the next annual impairment test date.

*   *   *   *   *   *

Please respond to our comment within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have any questions regarding the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Rod Miller, Esq.
        Weil, Gotshal & Manges LLP
        Via Facsimile